UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 7, 2024

Commission File Number: 001-40377

VALNEVA SE
(Translation of registrant's name into English)

6 rue Alain Bombard
44800 Saint-Herblain, France
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On May 7, 2024, the Registrant announced its results from the three months ended March 31, 2024 and issued a press release and unaudited interim condensed consolidated financial statements, copies of which are attached hereto as Exhibits 99.1, and 99.2, respectively, and incorporated herein by reference. The information contained in this Form 6-K, including Exhibits 99.1 and 99.2, is hereby incorporated by reference into the registrant's Registration Statement on Form F-3 (File No. 333-266839).

Exhibits
Exhibit 99.1	Press release dated May 7, 2024
Exhibit 99.2	Unaudited Interim Condensed Consolidated Financial Statements as at March 31, 2024 and for the three months ended March 31, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valneva SE (Registrant)

Date: May 7, 2024	/s/ Thomas Lingelbach Thomas Lingelbach Chief Executive Officer and President

Unaudited interim condensed consolidated financial statements as at March 31, 2024
Valneva SE

I.	UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

Unaudited Interim Condensed Consolidated Statements of Income (Loss)

	Three months ended March 31,
in € thousand	2024	2023
Product sales	32,149	32,100
Other revenues	604	1,408
REVENUES	32,753	33,508
Cost of goods and services	(22,160)	(20,480)
Research and development expenses	(13,131)	(14,065)
Marketing and distribution expenses	(11,333)	(8,986)
General and administrative expenses	(11,670)	(10,038)
Gain from sale of Priority Review Voucher, net	90,833	—
Other income and expenses, net	2,917	3,488
OPERATING PROFIT/(LOSS)	68,208	(16,574)
Finance income	266	253
Finance expenses	(7,045)	(5,096)
Foreign exchange gain/(loss), net	(2,512)	3,170
PROFIT/(LOSS) BEFORE INCOME TAX	58,918	(18,247)
Income tax benefit/(expense)	(8)	120
PROFIT/(LOSS) FOR THE PERIOD	58,909	(18,127)

EARNINGS/(LOSSES) PER SHARE
for profit/(loss) for the period attributable to the equity holders of the Company (expressed in € per share)
Basic	0.42	(0.13)
Diluted	0.41	(0.13)

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income (Loss)

	Three months ended March 31,
in € thousand	2024	2023
PROFIT/(LOSS) FOR THE PERIOD	58,909	(18,127)
OTHER COMPREHENSIVE INCOME/(LOSS)
Items that may be reclassified to profit or loss
Currency translation differences	(57)	1,628
Other comprehensive income/(loss) for the period, net of tax	(57)	1,628
TOTAL COMPREHENSIVE INCOME/(LOSS) FOR THE PERIOD	58,853	(16,500)

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Unaudited interim condensed consolidated financial statements as at March 31, 2024
Valneva SE

II.	UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

in € thousand	March 31, 2024	December 31, 2023
ASSETS
Non-current assets	196,588	197,238
Intangible assets	24,853	25,567
Right of use assets	19,267	20,392
Property, plant and equipment	136,696	136,198
Deferred tax assets	7,006	6,592
Other non-current assets	8,766	8,490
Current assets	306,241	262,824
Inventories	48,585	44,466
Trade receivables	27,285	41,645
Other current assets	53,732	50,633
Cash and cash equivalents	176,640	126,080
TOTAL ASSETS	502,829	460,062
EQUITY
Share capital	20,892	20,837
Share premium	593,948	594,003
Other reserves	67,162	65,088
Retained earnings/(Accumulated deficit)	(551,682)	(450,253)
Profit/(Loss) for the period	58,909	(101,429)
TOTAL EQUITY	189,230	128,247
LIABILITIES
Non-current liabilities	197,515	172,952
Borrowings	159,035	132,768
Lease liabilities	27,547	29,090
Refund liabilities	6,350	6,303
Provisions	810	1,074
Deferred tax liabilities	3,704	3,638
Other liabilities	70	79
Current liabilities	116,085	158,863
Borrowings	22,413	44,079
Trade payables and accruals	33,506	44,303
Income tax liability	746	632
Tax and Employee-related liabilities	17,271	16,209
Lease liabilities	2,676	2,879
Contract liabilities	5,291	5,697
Refund liabilities	24,258	33,637
Provisions	9,553	10,835
Other liabilities	371	592
TOTAL LIABILITIES	313,600	331,815
TOTAL EQUITY AND LIABILITIES	502,829	460,062

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Unaudited interim condensed consolidated financial statements as at March 31, 2024
Valneva SE

III.	UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Three months ended March 31,
in € thousand	2024	2023

CASH FLOWS FROM OPERATING ACTIVITIES
Profit/(Loss) for the period	58,909	(18,127)
Gain from sale of Priority Review Voucher, net	(90,833)	—
Adjustments for non-cash transactions	15,072	8,438
Changes in non-current operating assets and liabilities	(529)	(269)
Changes in working capital	(10,923)	(13,935)
Cash generated/(used) in operations	(28,303)	(23,893)
Income tax paid	(129)	(433)
NET CASH GENERATED FROM/(USED IN) OPERATING ACTIVITIES	(28,432)	(24,326)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(4,498)	(3,846)
Proceeds from sale of property, plant and equipment	146	33
Purchases of intangible assets	(34)	—
Proceeds from sale of Priority Review Voucher	90,833	—
Interest received	266	253
NET CASH GENERATED FROM/(USED IN) INVESTING ACTIVITIES	86,713	(3,561)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds/(payments) from issuance of common stock, net of costs of equity transactions	—	(194)
Proceeds from borrowings, net of transaction costs	(944)	—
Payment of lease liabilities	(677)	(933)
Interest paid	(5,836)	(2,689)
NET CASH GENERATED FROM/(USED IN) FINANCING ACTIVITIES	(7,457)	(3,816)

NET CHANGE IN CASH AND CASH EQUIVALENTS	50,824	(31,703)
Cash and cash equivalents at beginning of the year	126,080	286,532
Exchange gains/(losses) on cash	(264)	(344)
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	176,640	254,485

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Unaudited interim condensed consolidated financial statements as at March 31, 2024
Valneva SE

IV.	UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

in € thousand	Share capital	Share premium	Other reserves	Retained earnings/ (Accumulated deficit)	Profit/(loss) for the period	Total equity
BALANCE AS AT JANUARY 1, 2024	20,837	594,003	65,088	(450,253)	(101,429)	128,247
Total comprehensive income/(loss)	—	—	(57)	—	58,909	58,853
Income appropriation	—	—	—	(101,429)	101,429	—
Share-based compensation expense:
Value of services	—	—	2,130	—	—	2,130
Exercises	55	(55)	—	—	—	—
BALANCE AS AT MARCH 31, 2024	20,892	593,948	67,162	(551,682)	58,909	189,230

in € thousand	Share capital	Share premium	Other reserves	Retained earnings/ (Accumulated deficit)	Profit/(loss) for the period	Total equity
BALANCE AS AT JANUARY 1, 2023	20,755	594,043	55,252	(306,974)	(143,279)	219,797
Total comprehensive income/(loss)	—	—	1,628	—	(18,127)	(16,500)
Income appropriation	—	—	—	(143,279)	143,279	—
Share-based compensation expense:
Value of services	—	—	1,489	—	—	1,489
Exercises	(3)	—	—	—	—	(3)
BALANCE AS AT MARCH 31, 2023	20,752	594,043	58,369	(450,253)	(18,127)	204,783

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